

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 5, 2010

<u>Via Mail and Fax</u>

George E. Strickler
Executive Vice President, Chief Financial Officer and Treasurer
Stoneridge, Inc.
9400 East Market Street
Warren, OH 44484

   RE: **Stoneridge, Inc.**
      File Number: 001-13337
      Form 10-K for the Year Ended December 31, 2008

Dear Mr. Strickler:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief